                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                     (Amendment No.      10            )*
                                    -------------------


                              ORGANOGENESIS INC.
    -----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  685906 10 9
                     ------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages
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-----------------------                                  ---------------------
  CUSIP NO. 685906 10 9                 13G                PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herbert M. Stein, as General Partner of H.M. Stein Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          957,031 (beneficial ownership disclaimed as to all
     OWNED BY             but approximately 76,562 shares)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          957,031 (beneficial ownership disclaimed as to all but approximately 76,562 shares)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 76,562 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

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-----------------------                                  ---------------------
  CUSIP NO. 685906 10 9                 13G                PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herbert M. Stein, as President of Fairlee Corp., a General
      Partner of H.M. Stein Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          957,031 (beneficial ownership disclaimed as to all
     OWNED BY             but approximately 9,570 shares)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          957,031 (beneficial ownership disclaimed as to all but approximately 9,570 shares)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 9,570 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .04%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 pages

-----------------------                                  ---------------------
  CUSIP NO. 685906 10 9                 13G                PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herbert M. Stein

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,394,041

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,394,041

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,394,041

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.02%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 8 pages


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Item 1(a)    Name of Issuer
             --------------

       Organogenesis Inc.


Item 1(b)    Address of Issuer's Principal Executive Offices
             -----------------------------------------------

       150 Dan Road
       Canton, MA 02021

Item 2(a)    Name of Person Filing
             ---------------------

Herbert M. Stein, (a) as General Partner of H.M. Stein Associates, (b) as President of Fairlee Corp., which is a General Partner of H.M. Stein Associates, and (c) individually.



Item 2(b)    Address of Principal Business Office or, if none, Residence
             -----------------------------------------------------------

       Herbert M. Stein
       c/o Organogenesis Inc.
       150 Dan Road
       Canton, MA 02021


Item 2(c)    State of Organization/Citizenship
             ---------------------------------

       United States


Item 2(d)    Title of Class of Securities
             ----------------------------

       Common Stock, $.01 par value


Item 2(e)    CUSIP Number
             ------------

       685906 10 9


Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-
             -------------------------------------------------------------
             2(b), check whether the person filing is a
             ------------------------------------------

       (a)  [ ]    Broker or Dealer registered under Section 15 of the Act


       (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act

       (c)  [ ]    Insurance Company as defined in Section 3(a)(19) of the
                   Act


                               Page 5 of 8 pages

       (d)  [ ]    Investment Company registered under Section 8 of the
                   Investment Company Act

       (e)  [ ]    Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940

       (f)  [ ]    Employee Benefit Plan, Pension Fund which is subject to
                   the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

       (g)  [ ]    Parent Holding Company, in accordance with (S)240.13d-
                   1(b)(1)(ii)(G)

       (h)  [ ]    Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)


       Inapplicable

Item 4.      Ownership
             ---------

       (a)   Amount Beneficially Owned:

       2,351,072

       The partners of H.M. Stein Associates, Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation share voting and dispositive power over 957,031 shares. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H.M. Stein Associates. Herbert M. Stein disclaims beneficial interest of all but approximately 86,132 of such shares (76,562 shares by virtue of Mr. Stein's 8% partnership interest in H.M. Stein Associates and 9,570 shares by virtue of Mr. Stein's ownership of Fairlee Corporation, for a total of 86,132 shares). Mr. Stein directly owns 19,433 shares. In addition, Mr. Stein holds vested options for 1,374,608 shares.

       (b)   Percent of Class:

       10.15%

       (c)   Number of shares as to which such person has:


             (i)   sole power to vote or to direct the vote:
                   1,394,041

                               Page 6 of 8 pages
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             (ii)  shared power to vote or to direct the vote:
                   957,031


             (iii) sole power to dispose or to direct the disposition of:
                   1,394,041

             (iv)  shared power to dispose or to direct the disposition of:
                   957,031

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------

             Inapplicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------

             The partners of H.M. Stein Associates, Herbert M. and Renee Stein, their daughters Erica, Sheryl and Sharyn, and Fairlee Corporation have the right to receive distributions of trust income and principal, including dividends or proceeds from the sale of the securities at the discretion of the General Partner of H.M. Stein Associates.

Item 7.      Identification and Classification of the Subsidiary Which
             ---------------------------------------------------------
             Acquired the Security Being Reported on By the Parent Holding
             -------------------------------------------------------------
             Company
             -------

             Inapplicable

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------

             Inapplicable


Item 9.      Notice of Dissolution of Group
             ------------------------------

             Inapplicable

Item 10.     Certification
             -------------

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 7 of 8 pages
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Signature
---------


               After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               Date: February 13, 1998      /s/ HERBERT M. STEIN
                                            --------------------
                                            Herbert M. Stein*



               * Herbert M. Stein individually and in his capacities both as general partner of H.M. Stein Associates and as President of Fairlee Corporation, which is a general partner of H.M. Stein Associates

                               Page 8 of 8 pages